Mail Stop 6010

March 30, 2007

VIA U.S. MAIL AND FAX (408) 546-4588

Mr. David Vellequette
Executive Vice President and Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

>   **Re: JDS Uniphase Corporation**
>   **Form 10-K for the year ended June 30, 2006**
>   **Filed September 14, 2006**
>   **File No. 000-22874**

Dear Mr. Vellequette:

We have reviewed your response filed March 13, 2007 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A filed September 18, 2006

1.   Please refer to our prior comment 2. If an amendment is filed to correct any errors or
        omissions with respect to required certifications, the amended filing must contain the
        entire filing together with all required certifications. Refer to Question 17 of the
        "Sarbanes-Oxley Act of 2002 - Frequently Asked Questions dated November 8, 2002
        (revised November 14, 2002)".

Form 10-Q for the quarterly period ended September 30, 2006

Financial Statements, page 3

Note 1. Basis of Presentation, page 6

Reclassifications and Out of Period Adjustments, page 6

2.   Please refer to our prior comment 3. With regards to your out of period adjustments,
        please address the following:

        •   Please explain in greater detail why you believe the net loss misstatement of 14.9%
            and earnings per share misstatement of 12.5% for the three months ended September
            30, 2006 is not quantitatively material enough to require a restatement.

        •   In this regard, we noted your reference to paragraph 29 of APB 28 that "changes that
            are material with respect to an interim period but not material with respect to the
            estimated income for the full fiscal year or to the trend of earnings should be
            separately disclosed in the interim period." Please tell us the relevance of this
            guidance considering you expect your net loss to decrease significantly for the fiscal
            year ending June 30, 2007, in which case it appears the out of period adjustments
            could be material to your statement of operations for the year ending June 30, 2007.
            We refer you to Todd E. Hardiman's Remarks Before the 2006 AICPA National
            Conference on Current SEC and PCAOB Developments which can be found on our
            website at: http://www.sec.gov/news/speech/2006/spch121206teh.htm

        •   We noted your discussion on page 8 that you updated your SAB 99 assessment in
            conjunction with your 10-Q filing for the quarter ended December 30, 2006 to assess
            certain new out of period adjustments that were identified in that quarter. Please tell
            us the nature of these adjustments and provide us with your related SAB 99 analysis.

        •   With regards to the September 30, 2005 out of period adjustments, please reconcile
            your statement that the out of period adjustments resulted in $.04 additional net loss
            per share for the quarter ended September 30, 2005 on the bottom of page 9 with the
            $.03 shown in your table on page 11.

- Finally, tell us how the out of period adjustments impact your Statement 131 segment disclosures and your conclusions as to how the referenced adjustments are required to be reflected in your financial statements and the notes thereto.

3. Regarding your consideration of SAB 108 requirements, please respond to the following:

- Please tell us your consideration of Question 2 in SAB 108 regarding the material misstatement in the current year and how this impacts your historical practices whereby out of period adjustments are recorded in the immediate subsequent period.

- Also, we noted your discussion that had the company adopted SAB 108 for the interim period ended September 30, 2006, [you] would have not recorded the cumulative effect adjustment as the impact of unadjusted errors is not material to the immediately proceeding annual financial statements. In light of the fact that SAB 108 appears to have a focus on both *current* year and prior year misstatements, please clarify why you believe this conclusion is appropriate.

Form 8-K dated January 31, 2007

4. We noted your non-GAAP disclosures regarding non-GAAP revenues for the second quarter and the first quarter of fiscal year 2007, however, we did not see a reconciliation to the comparable GAAP measure in your Form 8-K. In addition, we note you did not include a reconciliation of the first quarter 2007 non-GAAP measures disclosed herein (specifically non-GAAP net income of $6.8 million and non-GAAP net income per share of $.03 per share) to the directly comparable GAAP measures. Please revise future filings on Form 8-K furnished with the Commission to comply with Item 10 (e) of Regulation S-K by providing a reconciliation of the differences between all non-GAAP financial measures disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP for each non-GAAP financial measure that you present. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented.

5. We noted you provide a measure referred to as GAAP EBITDA in your reconciliations of non-GAAP measures to GAAP measures. Since, by definition, EBITDA is not a GAAP measure, please tell us why you believe your current disclosures related to that measure are appropriate.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant